Lear Corporation
21557 Telegraph Road
Southfield, Michigan 48033
June 26, 2007
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Errol Sanderson

Re:	Lear Corporation
Registration Statement on Form S-3
(No. 333-139218)
Mr. Sanderson:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lear Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above-referenced Registration Statement be declared effective at 3:00 p.m., eastern daylight time, on Tuesday, June 26, 2007, or as soon thereafter as practicable.
In connection with this request, the Registrant acknowledges that:
1.	Should the Commission or the staff thereof, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call Bruce Toth at (312) 558-5723 or Brian Schafer at (312) 558-7510 to provide notice of the effectiveness of the Registration Statement.

Mr. Errol Sanderson
June 26, 2007

Very truly yours,

LEAR CORPORATION

By:	/s/ Daniel A. Ninivaggi Daniel A. Ninivaggi
Executive Vice President,
General Counsel and Chief Administrative Officer

cc:	Bruce A. Toth Brian M. Schafer